June 23, 2006

Mr. William Choi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 1-11299

Dear Mr. Choi:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Wayne Leonard dated June 6, 2006. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment 1: Please note that the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters of Entergy Corporation and Subsidiaries on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements. Please confirm to us your agreement with this objective.

Entergy's Response:

Entergy agrees with the Staff's comment and our future accounting practices, presentation, and disclosure for Entergy Corporation and each of its individual subsidiary registrants will be in accord with our responses in this letter, as applicable.

Comment 2: Considering that your table of contents references page numbers and that your filing exceeds 400 pages, please consider including page numbers in future filings.

Entergy's Response:

Entergy will include the same page numbers currently found in the printed and PDF versions of the Form 10-K and 10-Q in the HTML versions of its Form 10-Ks and 10-Qs that it files with the SEC in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Summary of Contractual Obligations of Consolidated Entities

Comment 3: In future filings please include estimated interest payments on your debt and preferred stock sinking fund requirements in the table of contractual obligations. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Entergy's Response:

Entergy will include estimated interest payments on debt and preferred stock sinking fund requirements in the table of contractual obligations in future filings.

Entergy Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Comment 4: Please tell us your basis for classifying allowance for equity funds used during construction and other regulatory investments (deferred fuel costs) in cash flows from investing activities as opposed to operating activities.

Entergy's Response:

Regarding the allowance for funds used during construction (AFUDC), Entergy's retail regulators require Entergy's utility companies to capitalize, as part of the cost of plant and equipment, the cost of financing construction which is partially financed by borrowings and partially financed by equity. The regulators allow Entergy's utility companies to collect these amounts in rates through depreciation charges after the plant is placed in service. Entergy records the AFUDC in accordance with SFAS 71. The debt component of AFUDC (AFUDC-debt) is based on a computed interest amount attributable to construction and the equity component of AFUDC (AFUDC-equity) is based on a designated cost of equity funds used for construction (the same rate that the utility's regulators allow recovery of in rates).

Entergy presents capital expenditures, inclusive of AFUDC, in accordance with footnote 7 to SFAS 95 paragraph 17, which states that "payments to acquire productive assets include interest capitalized as part of the cost of those assets." Because AFUDC-equity is a non-cash item Entergy adds it back in the investing section of the statement of cash flows to arrive at true cash outflows for construction/capital expenditures. Entergy includes the corresponding AFUDC-equity decrease as a component of the "Other" line item in the operating activities section of the statement of cash flows. Entergy includes it in Other because Entergy believes that the amount is not significant enough for separate disclosure in the operating cash flow section.

Regarding other regulatory investments (deferred fuel costs), Entergy's utilities recover the fuel cost of generating the electricity sold to their customers as part of the regulated rates that the utility charges its customers. In its regulated rates, each utility generally recovers an estimated amount for fuel cost from its customers and the rate is subsequently adjusted in order to recover or refund any difference between the estimated fuel cost amount included in rates and the actual fuel costs. When actual fuel costs exceed the estimated fuel cost included in rates, Entergy records the difference as a "deferred fuel cost" regulatory asset in accordance with SFAS 71.

In certain jurisdictions in which Entergy utilities sell electricity, the adjustment required to true up the rates occurs as soon as two months after incurrence without any provision for recovery of cost of capital. Thus, the recovery period for the deferred fuel cost asset in those jurisdictions is generally in line with the utility's operating cycle. In other jurisdictions in which Entergy utilities sell electricity, the true-up adjustment occurs through revisions to the fuel rate that occur less often, and the fuel cost recovery mechanisms in those jurisdictions include a component to recover Entergy's cost of capital. In those jurisdictions, recovery of the deferred fuel costs can occur over more than a 12-month period from when they were incurred, which is much longer than the utility's normal operating cycle.

SFAS 95 paragraphs 24 and 86 recognize that the three categories of cash flow activities are not clearly mutually exclusive, so professional judgment is often required in applying SFAS 95. Entergy applied the guidance in SFAS 95 and determined that, in the jurisdictions where the fuel cost recovery mechanism recovers fuel costs over longer than a 12-month period, and where Entergy earns a return on the deferred fuel cost balance, the cash outflows for deferred fuel costs in those jurisdictions should be classified as investing activities because the deferred fuel costs are productive assets as contemplated by SFAS 95 paragraph 15. They are productive assets because they are recovered outside of the normal operating cycle of the utility and the utility earns a return on them. This is similar to the utility's investment in plant and equipment or nuclear fuel, both of which are recovered through rates and earn a return during their recovery periods and are classified as investing activities. In all of these instances utility regulators require the utility to invest money that will be recovered outside of the normal operating cycle of the utility. We therefore believe that treatment as an investing activity is appropriate.

Comment 5: In future filings please disclose, either in narrative format or in a schedule, all non-cash investing and financing activities. Please refer to paragraphs 32 and 74 of SFAS 95.

Entergy's Response:

Entergy will review its reporting practices to assure that in future filings it continues to follow the guidance provided by SFAS 95 paragraphs 32 and 74.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Investments

Comment 6: Please explain to us why you report unrealized gains and losses on marketable securities of the unregulated portion of the Entergy Gulf States River Bend project in other deferred credits as opposed to other comprehensive income. Please refer to paragraph 13 of FAS 115.

Entergy's Response:

Entergy Gulf States acquired the "Cajun 30%," which is approximately 30% of the generating capacity of River Bend Steam Electric Generating Station (River Bend), in connection with the settlement in 1997 of Entergy Gulf States' claim in the Cajun Electric Power Cooperative, Inc. bankruptcy case. The non-regulated portion of River Bend referred to in Note 1 to the financial statements refers to the Cajun 30% and the decommissioning trust fund investment that was acquired by Entergy Gulf States along with the Cajun 30%. This decommissioning trust fund will be used to fund the decommissioning costs of the Cajun 30%.

The investment in the Cajun 30% decommissioning trust fund is adjusted to fair value each period in accordance with SFAS 115. As part of the bankruptcy settlement, however, another of the parties involved in the case, the Rural Utility Service (RUS), has the right to receive the excess of any decommissioning trust funds over the amounts of the actual decommissioning cost for the Cajun 30%. The decommissioning liability assumed at the bankruptcy claim settlement date was estimated to be fully funded by the trust if it earns modest realized rates of return. Entergy Gulf States has therefore assumed that the settlement will require it to pay to the RUS, at decommissioning, any unrealized appreciation on the decommissioning trust funds. Entergy Gulf States therefore records an offsetting accounting entry when it records unrealized appreciation on these decommissioning trust funds to reflect this as a liability rather than as an increase in other comprehensive income. In effect, Entergy Gulf States is recording the unrealized appreciation on the decommissioning trust fund investment as other comprehensive income and simultaneously recording a corresponding decrease in other comprehensive income to establish the estimated liability due to the RUS. As of December 31, 2005, cumulative market appreciation on the Cajun 30% decommissioning trust fund, reflecting unrealized appreciation from 1997, is approximately $15 million.

Note 2. Rate and Regulatory Matters

Comment 7: It appears that regulatory assets related to pension costs of your U.S. Utilities do not equal the amount of the consolidated regulatory asset. Please advise.

Entergy's Response:

There are 2 primary reasons that the sum of Entergy's SEC-registrant utilities' pension cost regulatory assets reported in the Form 10-K do not equal Entergy's consolidated pension cost regulatory asset. First, two non-SEC registrant service companies, Entergy Services, Inc. and Entergy Operations, Inc., whose costs are also recoverable in rates, are included in the Utility segment, have employees, and have recorded pension cost regulatory assets. Second, in 2005, Entergy deconsolidated Entergy New Orleans because of Entergy New Orleans' bankruptcy, so Entergy New Orleans' pension cost regulatory asset is not included in the consolidated number. Following is the makeup of the $396.1 million pension cost regulatory asset reported on page 59 of the Form 10-K:

(in millions)
Entergy Arkansas	$139.3
Entergy Gulf States	14.4
Entergy Louisiana	72.1
Entergy Mississippi	41.1
System Energy Resources	12.0
Entergy Services	108.4
Entergy Operations	8.8
Total	$396.1

Note 5. Long-term Debt

Comment 8: Please tell us in detail how you treated the equity units in your earnings per share computations. Please refer to paragraphs 17 and 25 of SFAS 128. In your response, please tell us whether there is a cap on the interest rate in remarketing the debt upon exercise of the investors' call options.

Entergy's Response:

Each equity unit consists of a note, which is reported as long-term debt on Entergy's balance sheet, and a purchase contract. The purchase contract obligates the holder to purchase Entergy common stock by a certain date and is therefore a forward contract and not an option. Entergy considered the guidance in SFAS 128 paragraphs 17 and 50-53 and treated the purchase contracts in its diluted share calculations using the treasury stock method. SFAS 128 paragraph 17 applies because the purchase contracts are the equivalents of call options under the terms of that paragraph. Because the purchase contracts are not options, we do not think SFAS 128 paragraph 25 applies to them.

Under the treasury stock method, Entergy would increase the number of common shares in its earnings per share calculation by the excess of the number of shares that would be issued upon settlement of the purchase contracts less the number of shares that Entergy could purchase in the market using the proceeds receivable upon settlement. The terms of the purchase contracts do not require that the proceeds of the purchase contracts be applied to the notes upon settlement, so the entire proceeds are applied to purchasing common shares in Entergy's calculation. Applying the treasury stock method for the year ended December 31, 2005 pursuant to our interpretation of SFAS 128, the purchase contracts were antidilutive because the number of shares that could be purchased using the purchase contract settlement proceeds would exceed the number of Entergy common shares to be issued upon the early settlement of the purchase contracts.

There is no cap on the interest rate to be set in remarketing the notes other than the maximum rate, if any, permitted by applicable law.

Notes to Respective Financial Statements (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy Resources)

Note 4. Lines of Credit and Short-Term Borrowings

Comment 9: Please tell us why you reclassified money pool receivables and payables in your statements of cash flows. Please also tell us why you believe that the reclassifications should not be reported as corrections of errors in accordance with APB 20.

Entergy's Response:

Prior to the reclassification, Entergy's subsidiary registrants reported changes in money pool receivables and payables as changes in working capital accounts in the cash flow statement because we believe that was consistent with the balance sheet classification required by the Federal Energy Regulatory Commission (FERC) Uniform System of Accounts. SEC regulation under the Public Utility Holding Company Act of 1935 (PUHCA 1935) required Entergy's service company subsidiaries to apply the FERC Uniform System of Accounts, in addition to the reporting requirements imposed on Entergy by FERC regulation. Entergy Services, Inc., a service company, administers the money pool and acts as agent for the participating companies. Under the FERC Uniform System of Accounts, money pool receivables must be recorded in Account 146, "Accounts receivable from associated companies," and money pool payables must be recorded in Account 234, "Accounts payable to associated companies." Therefore, Entergy's subsidiary registrants followed those FERC account classifications and reported changes in the money pool balances along with other accounts receivable and accounts payable changes in the "Changes in working capital" lines in the Operating Activities section of the cash flow statement.

While classifying the money pool changes as changes in working capital in operating cash flows, Entergy's subsidiary registrants clearly disclosed in the cash flow activity analysis in each of their Management's Discussion and Analysis sections the effect that money pool activity had on the reported amount of net cash flow provided by operating activities. Following is an example of the type of disclosure that was included in each subsidiary registrant's Form 10-K and 10-Q (changes in the money pool had no effect on cash flow at the Entergy Corporation consolidated level):

Entergy Arkansas' receivables from or (payables to) the money pool were as follows as of December 31 for each of the following years:
2004	2003	2002	2001
(In Thousands)

$23,561	($69,153)	$4,279	$23,794

Money pool activity used $92.7 million of Entergy Arkansas' operating cash flow in 2004, provided $73.4 million in 2003, and provided $19.5 million in 2002. See Note 4 to the domestic utility companies and System Energy financial statements for a description of the money pool.

Two events occurred in the latter part of 2005 that caused us to reconsider the classification of the money pool activity and ultimately conclude that Entergy's subsidiary registrants should change the classification beginning with the 2005 Form 10-K. First, PUHCA 1935 was repealed, and Entergy would no longer be subject to SEC regulation under PUHCA 1935 after February 8, 2006. Therefore, use of the FERC Uniform System of Accounts would no longer be required by SEC PUHCA 1935 regulation (although the FERC still requires Entergy to apply it).

Second, through our subscription to the Deloitte Accounting Research Tool (DART), we noted that in November 2005 Deloitte & Touche published external guidance on the issue. Q&A on FASB 95: 9-2 in Deloitte & Touche's U.S. Accounting Manual, which we accessed through DART, advised that changes in a receivable from an affiliate that result from a cash deposit under a centralized cash management arrangement should be presented as investing activities in the statement of cash flows (Entergy's money pool is a centralized cash management arrangement). This presentation follows the guidance of SFAS 95 paragraphs 15-17. Although not addressed in Q&A on FASB 95: 9-2, it naturally follows from its guidance that the borrowers in a centralized cash management arrangement should report changes in payables to the money pool as financing activities, consistent with SFAS 95 paragraphs 18-20.

Although Entergy believes its prior reporting of the money pool activity is acceptable, we decided to reclassify the reporting of money pool changes to the investing and financing sections of the cash flow statement, given the repeal of PUHCA 1935 and the DART guidance. In doing so we considered the fact that the reclassification did not affect any of Entergy's subsidiary registrants' debt covenants. We did not believe Entergy's subsidiary registrants were correcting an error in reporting when making this change. Nevertheless, for guidance in how we should report the reclassification we did consider guidance that we have recently seen in SEC comment letters requesting changes in cash flow reporting practices, and we considered the type of disclosure we believe would be appropriate if a registrant were correcting an immaterial error. Therefore, in making the change in the 2005 Form 10-K Entergy's subsidiary registrants reclassified the prior year statements to conform to the new classification, disclosed the reclassification in the financial statement footnotes, and assured that the effect of the change is apparent on the face of the cash flow statement because the money pool activity is reported as stand-alone line items in the investing and financing sections.

Controls and Procedures

Comment 10: We note your disclosure that management, including your Chief Executive and Financial Officers, concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. In future filings revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Entergy's Response:

Entergy made a change in its First Quarter 2006 Quarterly Report on Form 10-Q that we believe addresses this comment. Entergy included the following in its "Controls and Procedures" disclosure (Part I, Item 4), including the language added in bold, and Entergy intends to continue to include this wording in its future Form 10-Ks and Form 10-Qs:

As of XXX XX, 200X, evaluations were performed under the supervision and with the participation of Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana Holdings, Entergy Louisiana, LLC, Entergy Mississippi, Entergy New Orleans, and System Energy Resources (individually "Registrant" and collectively the "Registrants") management, including their respective Chief Executive Officers (CEO) and Chief Financial Officers (CFO). The evaluations assessed the effectiveness of the Registrants' disclosure controls and procedures. Based on the evaluations, each CEO and CFO has concluded that, as to the Registrant or Registrants for which they serve as CEO or CFO, the Registrant's or Registrants' disclosure controls and procedures are effective to ensure that information required to be disclosed by each Registrant in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms; and that the Registrant's or Registrants' disclosure controls and procedures are also effective in reasonably assuring that such information is accumulated and communicated to the Registrant's or Registrants' management, including their respective CEOs and CFOs, as appropriate to allow timely decisions regarding required disclosure.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

  Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2005 Form 10-K;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Entergy's 2005 Form 10-K; and
  Entergy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-4326 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Nathan E. Langston

Nathan E. Langston
Senior Vice President and Chief Accounting Officer

Cc: J. Wayne Leonard
Leo P. Denault
William P. Graf (Deloitte & Touche)